

April 25, 2012

Via E-mail
Mr. David She
Chief Financial Officer
American Lorain Corporation
Beihuan Zhong Road
Junan County
Shandong, China 276600

> **Re: American Lorain Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response Letter Dated March 22, 2012**
> **File No. 1-34449**

Dear Mr. She:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Controls and Procedures, page 31

1.   Disclosure on page 31 of your filing indicates that you concluded that your disclosure controls and procedures (DCP) were not effective "due to the material weakness in our internal control over financial reporting described below". However, the disclosure regarding your internal control over financial reporting (ICFR) does not describe a

material weakness and indicates that you have concluded that your ICFR was effective as of December 31, 2011.

Please revise your disclosure to describe the material weakness and your remediation plan, and to provide accurate, consistent conclusions on the effectiveness of your DCP and ICFR.

2.   We note your response to prior comment 1 from our letter dated March 08, 2012 in which you provide more detailed descriptions of the professional backgrounds, training and education of your accounting and finance personnel who are primarily responsible for the preparation and review of U.S. GAAP financial statements. We have considered this additional information and continue to believe that you do not have the requisite experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that, based on both your response and information obtained from State University of New York at Buffalo, the masters degree held by your CFO is primarily focused on financial and investment management, rather than financial reporting under U.S. GAAP. Similarly, we note that the Chartered Financial Analyst designation is primarily focused on portfolio and investment management. Separately, we note that your Chief Accountant does not appear to have any training or experience related to the preparation of financial statements in accordance with U.S. GAAP. Finally, we note that your Chief Financial Officer Assistant does not hold a professional designation such as a Certified Public Accountant in the U.S., has not attended a U.S. institution or educational program, and does not have experience preparing financial statements in accordance with U.S. GAAP other than that obtained in their current role.

Notwithstanding the material weakness to which you referred in your existing disclosure, we believe that the limited education and training in U.S. GAAP of your accounting and finance personnel also constitute a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant